Imperial Industries, Inc.

3790 Park Central Boulevard North

Pompano Beach, FL  33064

September 5, 2008

Terence O’Brien – Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:

Imperial Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

File No. 001-07190

Dear Mr. O’Brien:

Imperial Industries, Inc. (the “Company”) is in receipt of your comment letter dated August 12, 2008 (the “Comment Letter”) with regard to the Company’s Form 10-K Annual Report for the year ended December 31, 2007 (the “Form 10-K”). This letter shall serve as the Company’s response to that Comment Letter. Please be advised of the following:

1.

 Products

Paragraph 37 of SFAS 131 states as follows:

An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so.  The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general purpose financial statements.  If providing the information is impractical, that fact should be disclosed. (emphasis added)

The Company believes that it complies with Paragraph 37 of SFAS 131 in that it reports its revenues as a “group of similar products.”  Our considerations for disclosing revenue as one product line includes the following factors: Our business consists of manufacturing and sale of building materials to the residential and commercial construction industry. The building materials we sell are similar in nature because they have similar gross margins, generally, the same customer base and the same method of distribution. All of our products are used primarily for construction or renovation of single and multi-family housing, as well as commercial buildings.

In addition, financial information for revenue is accumulated and reported on our general-purpose financial statements as one line item. Disaggregation of this financial information does not provide meaningful operational data to management or the reader of the financial statements.

Based on these factors, management determined that our product offering is homogeneous and disaggregation of revenue would not benefit the reader. As a result, the Company believes it is in compliance with paragraph 37 of SFAS 131.

2.

Critical Accounting Policies, page 19 – Allowance for Doubtful Accounts, page 19

The Company will expand discussion of the Company’s policy with regard to its Allowance for Doubtful Accounts.  Future disclosure of Critical Accounting Policies – Allowance for Doubtful Accounts found in Management’s Discussion and Analysis of Financial Condition and Results of Operations is proposed to be modified to read as follows:

Page 19, Critical Accounting Policies, Allowance for Doubtful Accounts:

“Provisions for the estimated allowance for doubtful accounts are recorded in selling, general and administrative expense at the end of each reporting period. The allowance for doubtful accounts is based on the aging of accounts receivables, the Company’s collateral, if any, securing the amount due, the current state and actions of customers including payment history, purchase history and direct communication, and other factors that include changes in (1) general business conditions, such as competitive conditions in the market, and (2) the economic condition of the residential and commercial construction industry. The aging of accounts receivables is based on the number of days an invoice is past due and invoices in the same past due ranges are aggregated. This aggregation of past due invoices is a major component in determining the level of the allowance. We believe our receivables are collectible due to our extensive credit approval process and our periodic review of credit worthiness of our customers. Judgment is required in evaluating all these factors and in determining the appropriate amounts to record in the allowance for doubtful accounts. Additionally, such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods. However, if actual market conditions are less favorable than those assumed by management, or if the financial condition of customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional provisions may be required. As a result, our financial condition, results of operations and cash flow could be adversely affected.”

3.

Critical Accounting Policies, page 19 – Inventory Valuation, page 20

The Company will expand discussion of the Company’s policy with regard to its Inventory Valuation.  Future disclosure of Critical Accounting Policies - Inventory Valuation found in Management’s Discussion and Analysis of Financial Condition and Results of Operations is proposed to be modified to read as follows:

Page 20, Critical Accounting Policies, Inventory Valuation:

“Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) or average cost basis. We record a provision to write down obsolete and slow moving inventory to estimated net realizable value when cost exceeds estimated net realizable value. The provision is determined by identifying obsolete and slow moving inventory by comparing quantity on hand to historical and projected sales activity. We also consider future sales and price levels at which certain high dollar inventory is expected to be sold in the normal course of business. This information is aggregated and the estimated provision is determined. Judgment is required in evaluating these factors and in determining the appropriate amounts to record in the provision because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods. However, if actual market conditions are less favorable than those assumed by management, additional inventory write-downs may be required. As a result, our financial condition, results of operations and cash flow could be adversely affected.”

In addition, the Company will, in future filings, expand its Financial Statement Footnote disclosure related to Inventories and Rebates.  Such disclosure was previously found on page 33, Financial Statement Footnotes, Footnote 1 (d) Inventories and Rebates.  Such disclosure in the future is proposed to be modified to read as follows:

Just-Rite has an arrangement with a buying group and certain vendors providing for inventory purchase rebates (“vendor rebates”) based principally upon achievement of certain volume purchasing levels during the year. Just-Rite accrues the estimated receipt of vendor rebates as a reduction of the cost of inventory purchases based on progress towards earning the vendor rebates taking into consideration cumulative purchases throughout the year.

We recorded vendor rebates in cost of sales of $546,000 and $640,000 for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, we recorded rebates in contra inventory accounts of $6,000 and $12,000, respectively and amounts due from vendors in other current assets of $261,000 and $305,000, respectively.

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) or average cost basis. The difference between FIFO and average cost for certain locations that changed from FIFO to average cost in 2007 is immaterial. We record a provision to write down obsolete and slow moving inventory to estimated net realizable value when cost exceeds estimated net realizable value. The provision is determined by identifying obsolete and slow moving inventory by comparing quantity on hand to historical and projected sales activity. We also consider future sales and price levels at which certain high dollar inventory is expected to be sold in the normal course of business. This information is aggregated and the estimated provision is determined. Judgment is required in evaluating these factors and in determining the appropriate amounts to record in the provision. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods. However, if actual market conditions are less favorable than those assumed by management, additional inventory write-downs may be required. As a result, our financial condition, results of operations and cash flow could be adversely affected.

Finished goods include the cost of raw materials, freight in, direct labor and plant overhead. The increase in finished goods inventory is due primarily to the build up of new product offerings to position the Company to sell a broader range of products in 2008 in both the residential and commercial construction markets with the objective of generating more sales from our existing customers and to attract new customers. The provision for slow moving inventory decreased due to a concerted effort to move slow moving inventory out of our warehouses which included selling at a discount and disposing of certain products.

Inventories, net consisted of the following at:

	June 30, 2008	December 31, 2007
Raw Materials	$361,000	$372,000
Finished Goods	4,684,000	4,210,000
Packaging Materials	251,000	369,000
Gross inventory	5,296,000	4,951,000
Provision for obsolete and slow moving inventory	(279,000)	(368,000)
	$5,017,000	$4,583,000

4.

Results of Operations, page 21

The Company will expand its disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, with regard to the facts and circumstances surrounding known material trends and uncertainties that the Company faces in accordance with Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification in future filings.

Please be advised that the Company understands and acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or further comments concerning our response, please contact me.

Very truly yours,

/s/ Steven M. Healy

Steven M. Healy

Chief Financial Officer

Page 4